EXHIBIT 99.4
Rx Investor Value Corporation
August 5, 2016

Via e-mail

HealthWarehouse.com, Inc. Corporate Secretary
7107 Industrial Road
Florence, Kentucky 41042

Re: Demand to Inspect Books and Records

Rx Investor Value Corporation ("RIVC") is the record and beneficial owner of at least 100 shares of common stock, par value $0.001 per share, of HealthWarehouse.com, Inc. ("HEWA"). Please refer Exhibit A hereto for evidence of such stockholdings.

Jeffrey Holtmeier and Rob Smyjunas are stockholders, officers, and authorized representatives of RIVC.

I.	Factual Background

We have reviewed the Company's definitive proxy statement, filed with the Securities and Exchange Commission (the "SEC") on August 2, 2016, the Company's Form 8-K filed with the SEC on August 3, 2016, various individual Form 4's filed on July 29, 2016, and other relevant documents, wherein HEWA and the respective individuals reported transactions as follows:

(i)
On July 27, 2016, the Company issued over 4.2 million shares of the Company's common stock, or approximately 11.2% of the total then-outstanding shares of common stock, to insider officers and directors Lalit Dhadphale, Youssef Bennani, Joseph Savarino, Ned Siegel, and Dan Seliga (collectively, "Directors and Officers") pursuant to a coordinated and concurrent exercise by each Director and Officer of outstanding warrants and options, which issuance, after netting for shares disposed of pursuant to a cashless exercise, resulted in an increase of over 2.2 million shares held by the Directors and Officers.

(ii)
On July 28, 2016, the Company issued to Dellave Holdings, LLC ("Dellave"), an entity controlled by existing stockholder Tim Reilly, who is also a principal of the Company's senior lender Melrose Capital Partners, was previously affiliated with the majority holder of the Company's Series B Preferred Stock, MVI Holdings (which by virtue of such majority holdings is entitled to elect the Series B Board Member, currently Mr. Heimbrock) and currently affiliated with MVI though ownership positions retained by his children, acquired approximately 2.3 million shares of common stock (the "Dellave Shares"), or approximately 5.6% of the then-outstanding shares (i.e. after giving effect to the transactions described in (i), above) in exchange for the extinguishment of approximately $700,000 of Company accounts payable held by Dellave (the "Dellave Payables").

(iii)
As a result of the share issuances described above, the conversion price of the Series B Preferred Stock was re-set such that the common-share voting power of each share of Series B preferred stock increased from 11.39/share to 11.66/share, which in the case of the Series B preferred stock held by Mr. Heimbrock/MVI, increased the number of votes eligible to be cast by Mr. Heimbrock/MVI by over 133,000.

(iv)
As a result of the share issuances described above and the resulting increase in voting power of the Series B preferred stock, voting control held by the Company insiders, including the Directors and Officers and Mr. Reilly/Dellave, increased by over 4.6 million shares, or from approximately 22.4% of the outstanding voting power prior to the share issuances to approximately 29.8% of the voting power of shares held as of the Company's Record Date of July 29, 2016.

(v)
At the time of the above transactions, the Company was aware of RIVC's intent to nominate an alternate slate of directors at the upcoming September 2, 2016 Annual Meeting of Stockholders (the "Annual Meeting"), as more fully set out in RIVC's letters to the Company dated June 27, 2016 and July 25, 2016.

(vi)	None of the transactions identified in items (i)- (iv), above, was publicly disclosed by the Company prior to the Record Date.

II.	Purpose of the Demand to Inspect Books and Records (the "Demand")

We believe the share issuances described above represent an attempt to further entrench the existing members of the Board and may constitute a breach of the directors' fiduciary duties under Delaware law absent a "compelling justification" for an apparent manipulation of the stockholder franchise under the Schnell and Blasius line of precedents.

Further, as disclosed in the Company's annual report on Form 10-K, the Company has previously settled out trade payables for less than full value, and recognized resulting gain in its financial statements. We are investigating whether through this highly unusual transaction, completely uncoupled from any concurrent balance sheet recapitalization, Dellave was granted the opportunity to personally profit at the Company's and stockholders' expense by having shares issued to it at full value of the trade payables, yet retaining the benefit of any discounted settlement of the trade payables. Further, from the relevant agreement attached to the Form 8-K, it appears the Company has admitted its current liabilities exceed its assets, so we also are investigating whether such transaction impermissibly favors one creditor over other Company constituents in such situation, including in this case the current stockholders. We are investigating whether, if so, such transaction constitutes corporate waste, an impermissible conflict of interest, and/or a breach by all or some of the directors of their fiduciary duty owed to the Company and its stockholders. We intend to use the information obtained from this Demand to determine whether to: (1) pursue a direct or stockholder's derivative action in light of the above transactions,  (2) pursue an action for disgorgement, (3) seek redress from the Company for any harm caused to the Company's stockholders by virtue of the above transactions, including, without limitation, the invalidation of votes cast at the Annual Meeting, and/or (4) make a case to the Company's stockholders for the removal of the members of the Company's Board of Directors in a proxy contest in light of the foregoing.

III.	Books and Records Sought for Inspection Pursuant to this Demand

Pursuant to Section 220 of the Delaware General Corporation Law (the "DGCL"), RIVC hereby demands, during HEWA's usual hours for business, to inspect, and to make copies and extracts from, HEWA's books and records, including the following information (which collectively shall be referred to as "Books and Records"):

(a)	The option and warrant agreements with the Directors and Officers setting forth the terms of the options and warrants that were exercised on July 27, 2016.

(b)
The option and warrants exercise agreements setting forth the terms of exercise of the options and warrants that were exercised by the Officers and Directors on July 27, 2016, particularly but without limitation, indicating whether the cashless exercises were settled through withhold to cover or withhold to sell transactions.

(c)
A list of HEWA accounts payable that were included in the Dellave Payables, including all original and successor vendors, original face amount(s), date(s) incurred, amount(s) outstanding, aging reports, and amounts disputed and not disputed.

(d)
All agreement(s) setting forth the terms of the transfer to or assumption by Dellave of the Dellave Payables, and for each transfer and assumption, the date of transfer, amount transferred, vendor, any amounts paid by Dellave to creditors for the accounts payable, and any amounts paid to Dellave against each amount transferred subsequent to the transfer.

(e)
Any and all analyses of the Dellave Payables, including estimated amounts needed for HEWA to pay to vendors to settle the Dellave Payables, amounts paid by Dellave to the respective vendors in acquiring the Dellave Payables, HEWA accruals for such payables including reserves therefor, and release of any accruals or reserves including dates thereto.

(f)	Any and all analyses of the issuance of the Dellave Shares, including estimated valuation of such shares.

(g)
All minutes of meetings of the Board of Directors of HEWA, or written consents in lieu of meetings, including meetings or written consents of any committees of the Board of Directors, that considered, discussed, and/or approved the Directors and Officers warrant and options exercises, the transfer of accounts payable to Dellave, and entering into any agreements with Dellave with respect to the Dellave Payables, and/or the issuance of Dellave Shares, including specifically but not limited to, any analysis undertaken or approvals given under applicable law in light of potential conflicts, any protocols followed or protections put in place in light of the potential conflicts of interest and the directors' fiduciary duty of loyalty, the identity of all directors who approved such transaction(s), and if any discussion occurred and/or approval was taken without the participation, vote or written consent of a member of the Board

(a)

or committee, the reasons for excluding such member from such discussion, vote or written consent.

(h)	All communications with external accounting and auditing firms concerning the amount, timing, and classification of accounts payable transferred to Dellave.

(i)
All analyses, presentations, memoranda, reports, or other documents considered by the Board of Directors in approving the Directors and Officers warrant and options exercises, transactions involving the Dellave Payables and/or issuance of Dellave Shares, including any fairness opinion or other similar third-party report prepared for such purpose.

(j)
Concerning any fairness opinion or other similar third-party report produced pursuant to clause (i) above, the identity of the third party, date of report, fees paid, copies of engagement letters or contracts retaining the third party, and copies of such reports.

This demand is a continuing demand. RIVC demands that all modifications, additions or deletions to any and all information referred to above be forthwith furnished as such modifications, additions or deletions become available to HEWA or its agents or representatives. RIVC demands that all Books and Records be made available to RIVC or its designees, as of the most recent date available, no later than the fifth (5th) business day after the date hereof, and as of any record date established in connection with a special meeting, action by consent or other authorization or referendum of HEWA's stockholders, no later than the fifth (5th) business day after notice thereof to HEWA.

Upon presentment of appropriate documentation therefor, RIVC will bear the reasonable costs incurred by HEWA in connection with the production of the information demanded.

The records enumerated in this demand are directly connected with the above purposes of this demand.

Pursuant to Section 220 of the DGCL, HEWA is required to respond to this demand within five
(5) business days of the date hereof. Accordingly, please advise RIVC as promptly as practicable within the requested timeframe, when and where the items requested above will be made available to RIVC. If HEWA contends that this request is incomplete or is otherwise deficient in any respect, please notify RIVC immediately in writing, setting forth any facts that HEWA contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, RIVC will assume that HEWA agrees that this request complies in all respects with the requirements of the DGCL. RIVC reserves the right to withdraw or modify this request at any time.

Rx Investor Value Corporation

/s/ Jeffrey Holtmeier
By: Jeffrey Holtmeier
Its: CEO

STATE OF OHIO

COUNTY OF HAMILTON )

I, Jeffrey Holtmeier, represent RIVC as the record and beneficial owner of at least 100 shares of common stock, par value $0.001 per share, of HealthWarehouse.com, Inc., a Delaware corporation. The facts, statements and representations contained in the foregoing demand are true and correct under penalty of perjury to the best of my knowledge and belief.

/s/ Jeffrey Holtmeier
Jeffrey Holtmeier

SWORN TO and SUBSCRIBED before me this day of August, 2016

Notary Public

Enclosure